Press Release


Contacts: Thomas R. Ehmann
          Vice President & Chief Financial Officer
          (847)948-9300

          Michele Katz/Jason Langer
          (Investor Relations)
          Brian Maddox/Erika Brown
          (Media Relations)
          Morgen-Walke Associates
          (212)850-5600

FIRST MERCHANTS ANNOUNCES COMPLETION OF AUTO FINANCE RECEIVABLES
SECURITIZATION


DEERFIELD, ILLINOIS, June 28, 1996--First Merchants Acceptance Corporation (Nasdaq:FMAC) today announced the completion of a $90.4 million asset securitization through the sale of 6.85% automobile receivables-backed Class A Certificates. Proceeds of the offering will be used to reduce borrowings under First Merchant s senior bank line.

The Certificates were issued by First Merchants Grantor Trust 1996-2, a trust formed specifically for purposes of the securitization structure. The Class A certificates have been rated Aaa by Moody s and AAA by Standard & Poor's, and include an irrevocable financial guaranty insurance policy issued by Financial Security Assurance Inc. Salomon Brothers Inc acted as the sole placement agent for this offering. First Merchants will act as servicer for this portfolio.

"This is our second consecutive quarterly off-balance sheet securitization. We have now completed three securitizations totaling more than $270 million during the first half of 1996," commented Mitchell Kahn, First Merchants' President and Chief Executive Officer. "Our securitization program is a well-established, important part of our funding strategy and complements our $205 million bank line of credit."

First Merchants Acceptance Corporation is a specialty finance company primarily engaged in financing the purchase of used automobiles for consumers who have limited access to traditional sources of credit. The Company acquires dealer-originated retail installment contracts from franchised and independent automobile dealers in 35 states. First Merchants operates regional dealer service centers located in Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, North Carolina, Ohio, Oklahoma, Tennessee, Texas, Utah, Virginia and Washington.